Exhibit 1

Schedule of Transactions

Shamrock Activist Value Fund III, L.P.

Date	Number of Ordinary Common Shares Sold	Price Per Ordinary Common Share in $US*	Total Sale Price
11/07/08	40,000	$34.9990	$1,399,960
11/10/08	32,903	$34.8685	$1,147,278

Total:	72,903		$2,547,238

*	Excludes Brokerage Commissions